Exhibit 1.02
Booz Allen Hamilton Holding Corporation
Conflict Minerals Report
For the year ended December 31, 2013

Introduction
This Conflict Minerals Report for the calendar year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"). Unless the context otherwise indicates or requires, as used in this Conflict Minerals Report, references to "we," "us," "our," "Booz Allen" or our "company" refer to Booz Allen Hamilton Holding Corporation and its consolidated subsidiaries.
Product Description
For the period covered by this Conflict Minerals Report, we manufactured or contracted to have manufactured the following products that contained conflict minerals necessary to the functionality or production of such products:

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Circuit board assemblies – we manufactured and contracted to have manufactured various circuit boards to be contained within larger electronics assemblies that perform military specific functions in air, ground and maritime operations, command and control and communications. These circuit boards were developed for various U.S. government clients.

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Electrical and electronics assemblies – we manufactured and contracted to have manufactured various electrical and electronics cabinet assemblies that are part of systems performing military specific functions in air, ground and maritime operations, command and control and communications. These electrical and electronics cabinet assemblies were developed for various U.S. government clients.

•	Micro (u) Simple Digital Video Recorder (uSDVR) – we manufactured the uSDVR, which is a small recording device designed for surveillance use in military and/or law enforcement markets.
Design of Due Diligence
Our due diligence has been designed to conform, in all material respects, with the framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the "OECD Guidance").
Due Diligence Measures Performed
We adopted a conflict minerals position statement and made that statement publicly available on our website at http://www.boozallen.com/insights/better-our-world/sustainability/conflict-minerals. Our position statement clearly communicates to suppliers and the public that we are committed to responsibly sourcing minerals and will not tolerate products in our supply chain which contain minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo or its adjoining countries (the "Covered Countries"), and that we expect our suppliers to adopt a similar policy or position.
We assembled an internal working group to develop a program to oversee our compliance efforts and implement our due diligence measures. Our working group included representatives from legal, ethics, procurement, external financial reporting, sustainability and client-facing teams.
We distributed an internal questionnaire to our client-facing teams in order to determine which of our products may be subject to the Rule. The internal questionnaire required those client-facing teams to also identify all suppliers that provided components or materials for any identified product.

Through the results of the internal questionnaires, we identified 13 direct suppliers that supplied us with components or materials for our products that contained conflict minerals. We initiated contact with these suppliers by sending a letter notifying them that we are subject to the Rule and that their cooperation in responding to a conflict minerals survey is expected. We rely on our direct suppliers to provide us with information on the origin of the conflict minerals contained in the components or materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.
We conducted a survey of the affected suppliers by requesting that they complete and return to us a copy of the template developed by the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative (the "Template"), which includes questions regarding the smelter, refiner, recycler or scrap processor of necessary conflict minerals and location or mine of origin for such minerals. We received responses from 10 of 13, or 77%, of the suppliers surveyed. We reviewed the responses and made further inquiries of these suppliers as necessary. We continued to follow-up with the remaining three suppliers but were unsuccessful in obtaining a response as of the date of this filing.
The large majority of the responses provided data at a company or divisional level or were unable to specify the smelters or refiners used for components or materials supplied to us. Most of these suppliers indicated that they had not finished the due diligence on their own supply chain and therefore could not complete the Template.
Determination
We have concluded that the products that we manufacture or contract to manufacture that are subject to the reporting obligations of the Rule are "DRC conflict undeterminable" for the period covered by this report. Due to a lack of information from our suppliers, we were unable to determine the country of origin of the conflict minerals contained in such products, the facilities used to process them, their mine or location of origin, or to determine whether they came from recycled or scrap sources.
Risk Mitigation and Future Due Diligence Measures
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	Include a conflict minerals reporting requirement in new or renewed supplier contracts and subcontracts.

•	Provide training to our appropriate internal teams on conflict minerals and the process utilized.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

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Engage any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.

•	Work with industry partners and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
Independent Private Sector Audit
Pursuant to the Rule, this Conflict Minerals Report is not subject to an independent private sector audit.